ADDENDUM TO INVESTOR PRESENTATION

ELLIOTT®



STREAMLINE **66**

Elliott's Perspectives on Value Creation
Addendum
May 1, 2025

DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF ELLIOTT INVESTMENT MANAGEMENT L.P. AND ITS AFFILIATES (COLLECTIVELY, "ELLIOTT MANAGEMENT") AS OF THE DATE HEREOF. ELLIOTT MANAGEMENT RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AND FOR ANY REASON AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO CORRECT, UPDATE OR REVISE THE INFORMATION CONTAINED HEREIN OR TO OTHERWISE PROVIDE ANY ADDITIONAL MATERIALS.

ALL OF THE INFORMATION CONTAINED HEREIN IS BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO PHILLIPS 66 (THE "COMPANY"), INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AND OTHER SOURCES, AS WELL AS ELLIOTT MANAGEMENT'S ANALYSIS OF SUCH PUBLICLY AVAILABLE INFORMATION. ELLIOTT MANAGEMENT HAS RELIED UPON AND ASSUMED, WITHOUT INDEPENDENT VERIFICATION, THE ACCURACY AND COMPLETENESS OF ALL DATA AND INFORMATION AVAILABLE FROM PUBLIC SOURCES, AND NO REPRESENTATION OR WARRANTY IS MADE THAT ANY SUCH DATA OR INFORMATION IS ACCURATE. ELLIOTT MANAGEMENT RECOGNIZES THAT THERE MAY BE CONFIDENTIAL OR OTHERWISE NON-PUBLIC INFORMATION WITH RESPECT TO THE COMPANY THAT COULD ALTER THE OPINIONS OF ELLIOTT MANAGEMENT WERE SUCH INFORMATION KNOWN. NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE RELIABILITY, ACCURACY, FAIRNESS OR COMPLETENESS OF THE INFORMATION OR OPINIONS CONTAINED HEREIN, AND ELLIOTT MANAGEMENT AND EACH OF ITS DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES AND AGENTS EXPRESSLY DISCLAIM ANY LIABILITY WHICH MAY ARISE FROM THIS PRESENTATION AND ANY ERRORS CONTAINED HEREIN AND/OR OMISSIONS HEREFROM OR FROM ANY USE OF THE CONTENTS OF THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE INFORMATION AND OPINIONS INCLUDED IN THIS PRESENTATION CONSTITUTE FORWARD-LOOKING STATEMENTS, INCLUDING ESTIMATES AND PROJECTIONS PREPARED WITH RESPECT TO, AMONG OTHER THINGS, THE COMPANY'S ANTICIPATED OPERATING PERFORMANCE, THE VALUE OF THE COMPANY'S SECURITIES, DEBT OR ANY RELATED FINANCIAL INSTRUMENTS THAT ARE BASED UPON OR RELATE TO THE VALUE OF SECURITIES OF THE COMPANY (COLLECTIVELY, "COMPANY SECURITIES"), GENERAL ECONOMIC AND MARKET CONDITIONS AND OTHER FUTURE EVENTS. YOU SHOULD BE AWARE THAT ALL FORWARD-LOOKING STATEMENTS, ESTIMATES AND PROJECTIONS ARE INHERENTLY UNCERTAIN AND SUBJECT TO SIGNIFICANT ECONOMIC, COMPETITIVE, AND OTHER UNCERTAINTIES AND CONTINGENCIES AND HAVE BEEN INCLUDED SOLELY FOR ILLUSTRATIVE PURPOSES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE INFORMATION CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. THERE CAN BE NO ASSURANCE THAT THE COMPANY SECURITIES WILL TRADE AT THE PRICES THAT MAY BE IMPLIED HEREIN, AND THERE CAN BE NO ASSURANCE THAT ANY OPINION OR ASSUMPTION HEREIN IS, OR WILL BE PROVEN, CORRECT.

THIS PRESENTATION AND ANY OPINIONS EXPRESSED HEREIN SHOULD IN NO WAY BE VIEWED AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION WITH RESPECT TO THE COMPANY, COMPANY SECURITIES OR ANY TRANSACTION. THIS PRESENTATION IS NOT (AND MAY NOT BE CONSTRUED TO BE) LEGAL, TAX, INVESTMENT, FINANCIAL OR OTHER ADVICE. EACH RECIPIENT SHOULD CONSULT THEIR OWN LEGAL COUNSEL AND TAX AND FINANCIAL ADVISERS AS TO LEGAL AND OTHER MATTERS CONCERNING THE INFORMATION CONTAINED HEREIN. THIS PRESENTATION DOES NOT PURPORT TO BE ALL-INCLUSIVE OR TO CONTAIN ALL OF THE INFORMATION THAT MAY BE RELEVANT TO AN EVALUATION OF THE COMPANY, COMPANY SECURITIES OR THE MATTERS DESCRIBED HEREIN.

THIS PRESENTATION DOES NOT CONSTITUTE (AND MAY NOT BE CONSTRUED TO BE) A SOLICITATION OR OFFER BY ELLIOTT MANAGEMENT OR ANY OF ITS DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES OR AGENTS TO BUY OR SELL ANY COMPANY SECURITIES OR SECURITIES OF ANY OTHER PERSON IN ANY JURISDICTION OR AN OFFER TO SELL AN INTEREST IN FUNDS MANAGED BY ELLIOTT MANAGEMENT. THIS PRESENTATION DOES NOT CONSTITUTE FINANCIAL PROMOTION, INVESTMENT ADVICE OR AN INDUCEMENT OR ENCOURAGEMENT TO PARTICIPATE IN ANY PRODUCT, OFFERING OR INVESTMENT OR TO ENTER INTO ANY AGREEMENT WITH THE RECIPIENT. NO AGREEMENT, COMMITMENT, UNDERSTANDING OR OTHER LEGAL RELATIONSHIP EXISTS OR MAY BE DEEMED TO EXIST BETWEEN OR AMONG ELLIOTT MANAGEMENT AND ANY OTHER PERSON BY VIRTUE OF FURNISHING THIS PRESENTATION. NO REPRESENTATION OR WARRANTY IS MADE THAT ELLIOTT MANAGEMENT'S INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT ELLIOTT MANAGEMENT'S INVESTMENTS WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FUNDS MANAGED BY ELLIOTT MANAGEMENT CURRENTLY BENEFICIALLY OWN AND/OR HAVE AN ECONOMIC INTEREST IN AND MAY IN THE FUTURE BENEFICIALLY OWN AND/OR HAVE AN ECONOMIC INTEREST IN, COMPANY SECURITIES. ELLIOTT MANAGEMENT INTENDS TO REVIEW ITS INVESTMENTS IN THE COMPANY ON A CONTINUING BASIS AND DEPENDING UPON VARIOUS FACTORS, INCLUDING WITHOUT LIMITATION, THE COMPANY'S FINANCIAL POSITION AND STRATEGIC DIRECTION, THE OUTCOME OF ANY DISCUSSIONS WITH THE COMPANY, OVERALL MARKET CONDITIONS, OTHER INVESTMENT OPPORTUNITIES AVAILABLE TO ELLIOTT MANAGEMENT, AND THE AVAILABILITY OF COMPANY SECURITIES AT PRICES THAT WOULD MAKE THE PURCHASE OR SALE OF COMPANY SECURITIES DESIRABLE, ELLIOTT MANAGEMENT MAY FROM TIME TO TIME (IN THE OPEN MARKET OR IN PRIVATE TRANSACTIONS, INCLUDING SINCE THE INCEPTION OF ELLIOTT MANAGEMENT'S POSITION) BUY, SELL, COVER, HEDGE OR OTHERWISE CHANGE THE FORM OR SUBSTANCE OF ANY OF ITS INVESTMENTS (INCLUDING COMPANY SECURITIES) TO ANY DEGREE IN ANY MANNER PERMITTED BY LAW AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO NOTIFY OTHERS OF ANY SUCH CHANGES. ELLIOTT MANAGEMENT ALSO RESERVES THE RIGHT TO TAKE ANY ACTIONS WITH RESPECT TO ITS INVESTMENTS IN THE COMPANY AS IT MAY DEEM APPROPRIATE.

ELLIOTT MANAGEMENT HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION CONTAINED HEREIN. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. ALL TRADEMARKS AND TRADE NAMES USED HEREIN ARE THE EXCLUSIVE PROPERTY OF THEIR RESPECTIVE OWNERS.

CASE STUDY: MARATHON BEFORE PROPER GOVERNANCE

Claims of integration and tax leakage: During Elliott's initial engagement, Management resisted calls to divest Speedway due to claims of dis-synergies, tax concerns and other integration related benefits that were proven false.

Quotes from Gary Heminger, Former Chairman & CEO of Marathon Petroleum

" Now, the integration value [of Speedway] is, I would say, proprietary. **I can't give out a number from a competitive reason of that integration value, but I can say it is very significant**..." July 28, 2016

" So we look at the integration value [of Speedway]. **We look at kind of the dis-synergy if we were to do something different with Speedway, and we still believe that it has a very strong fit in our system**." October 27, 2016

" There have been some questions about a sale of Speedway and **we have such a low tax basis in Speedway. We would find that hurdle hard to overcome**..." February 14, 2017

" The bottom line is that **there is no compelling valuation opportunity in separating our retail business**, and that any potential **separation will cause loss of integration synergies**, additional cash needed to maintain appropriate balance sheet strength, increase volatility in the remaining business, **and, we believe, result in long term value disruption**." September 5, 2017

" As part of this exploration process, MPC and Speedway negotiated a potential post-spin supply agreement. Our analysis indicates any supply agreement structured in pursuit of a tax-free spin would be market-based and arm's length. Such a conventional supply agreement would be limited in term and in volume. As a result, the supply agreement only temporarily and partially mitigates the loss of integration synergy, and **the synergy value lost beyond the term of an initial supply agreement is substantial. In short, such a transaction, even with the supply agreement, would destroy significant value**." September 5, 2017

" …we completed the very comprehensive review of Speedway and **the conclusion, the unanimous conclusion by the board was that Speedway would remain in the vertical integration of MPC**." February 13, 2018

Under new leadership, Marathon was able to successfully divest Speedway at an attractive valuation with limited impact to operations, despite the Board's "unanimous conclusion" that Speedway should remain integrated within Marathon.

STREAMLINE66

CASE STUDY: MARATHON AFTER PROPER GOVERNANCE

Claimed integration dis-synergies were solved with contracts. Separation resulted in sustained value creation which far outweighed the tax leakage (initially overestimated by management).

– Quotes from Mike Hennigan, CEO of Marathon Petroleum

" Let me make one comment on the Speedway deal relative to that is **we still believe we're going to get the benefit of integration. That's not lost because of the supply agreement that we have and the fact that we'll continue to be using our logistics assets**." August 3, 2020

" **I mentioned Speedway sale is a win-win**, I think at the end of the day 7-Eleven is getting a quality team and a group of assets that enhance their portfolio, at the same time **MPC is monetizing the retail margin, but keeping the fuel supply chain**." November 2, 2020

" On the portfolio we completed the Speedway sale receiving $17.2 billion of proceeds from that transaction and **securing the 15-year fuel supply agreement with 7-Eleven**." February 2, 2022

– Quote from Brian Partee, Senior Vice President, Marketing of Marathon Petroleum

" "If you think about the history of the Speedway portfolio literally growing up over decades in and around the infrastructure. **So it's important to us to preserve the integration value operationally associated with that, which we've done so in the contract**." August 3, 2020

Marathon's prior Management and Board continued pointing towards the loss of integration benefits, which was quickly disproven, through thoughtful structuring and commercial engagement.

CASE STUDY: ELLIOTT IMPACT AT SUNCOR

Prior to Elliott's involvement at Suncor, former CEO Mark Little repeatedly told the market "everything is fine" – providing an uncanny parallel to Mark Lashier's current self-congratulatory rhetoric.

Ignoring Poor Results

" In closing, I wanted to emphasize that our business model and philosophy regardless of short-term volatility, **we'll remain laser-focused on operational excellence, capital discipline, long-term shareholder value creation, and returning that value to shareholders** while fortifying our balance sheet by continuing debt reduction."

Former CEO Mark Little, July 29, 2021

" Our assets continue to operate at strong rates**, which positions us for significant improvement to our free funds flow generation in the fourth quarter and into 2022 and beyond.**"

Former CEO Mark Little, October 28, 2021

" While we still have work to do**, I'm pleased to report that we're making progress and that all parts of Suncor are shifting into high gear.**"

Former CEO Mark Little, October 5, 2022

The Uncomfortable Truth

✗ Safety and Operations
- Bloated cost structure and missed cash flow targets
- 13 fatalities from 2014 – 2022

✗ Management Credibility
- 5 consecutive years of missing guidance

✗ Board Oversight and Governance
- Like the Phillips 66 Board, long-tenured directors had overseen significant management missteps and chose not to act

✗ Shareholder Returns
- Cut dividend by 50%, TSR underperformance

Results with Proper Governance and Culture

✓ Safety and Operations
- 2023 and 2024 were the safest years in the company's history
- 2024 record operational result – US$7/bbl cost reduction

✓ Management Credibility
- 7 consecutive quarters of meeting guidance

✓ Board Oversight and Governance
- New Chairman
- 6 new directors have been added to the Board

✓ Shareholder Returns
- Dividend above pre-COVID level, 100% excess FCF to buybacks

We have seen this before – empty promises concealing harsh truths. The good news? Refreshed oversight makes transformation possible.

PHILLIPS 66'S FAILED PIVOT TO MIDSTREAM

Phillips has significantly underperformed peers as leadership has ineffectively allocated capital to its midstream business and neglected the core refining business.



- PSX Midstream Quarterly EBITDA $mm
- PSX Cumulative TSR Underperformance vs VLO | MPC

Oct '14: "**Our strategy is a transformational change into a midstream logistics company**…"

- Greg Garland, Phillips 66 CEO

Apr '17: "I think **Midstream will certainly continue to be a growth vehicle** for us... I think Refining is a good business. It's just -- long term, I just **don't see it growing**"

Jul '18: "Our Midstream organization is moving forward with **2 major growth projects**; construction of the Gray Oak Pipeline and expansion of the Sweeny Hub."

Oct '21: Announces **$3.4bn** deal to acquire all outstanding units of PSXP.

Aug '22: Announces asset swap and **$400mm** investment to increase DCP ownership to 43%.

Jan '23: Announces **$3.8bn** deal to increase DCP ownership to 87%.

May '24: Announces **$566mm** Pinnacle Midstream acquisition.

Jan '25: Announces **$2.2bn** EPIC NGL acquisition.

As Phillips 66 acquired midstream assets at dilutive multiples, and management and Board focus has shifted away from refining, underperformance vs. Phillips 66's core peers (Valero and Marathon), has accelerated.

Source: Bloomberg, company filings.

6

ELLIOTT

STREAMLINE66

REFINING CRACKS THROUGH THE CYCLE

Gulf Coast Refining Crack[1]



The Company, like most investors, use the average 2012 – 19 refining crack to define mid-cycle given this:
• Reflects key historical shifts including growth of U.S. shale oil.
• Is not impacted by COVID distortions and post-COVID inflation.
"[We] designed our mid-cycle methodology around the 2012-to-2019-time frame. You had cycles of strong margins and weak margins during that period of time."
Phillips 66 Investor Relations, March 14, 2024
The 2024 refining environment was above the 2012 - 19 average used by PSX to set their mid-cycle refining EBITDA target of $4bn. PSX 2024 refining EBITDA was ~$1bn.(2)
'12 - '19 Avg. Crack $9.37
FORWARD PROJECTIONS
Gulf Coast 3-2-1 Crack ($/bbl)
$25.00
$20.00
$15.00
$10.00
$5.00
-
00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26
Actuals
Argus Strip
'12 - '19 Avg.

(1) Gulf Coast crack refers to a USGC 3-2-1 MEH RVO-Adj. Crack. Crude oil reference prices assumes LLS, FOB St. James from January 2000 to January 2016, and MEH thereafter. Gasoline reference prices assume USGC Current Spec Regular Gasoline from January 2000 to October 2003, USGC Current Spec RBOB (Regular) for 10% Ethanol Blends from November 2003 to December 2012 and USGC CBOB (Regular) thereafter. Distillate reference prices assume USGC Jet / Kerosene from January 2000 to April 2006, USGC 15 ppm S. Diesel from May 2006 to December 2014 and USGC Ultra Low Sulphur Diesel thereafter. RIN prices assumes Argus Houston Close midpoints.

(2) 2024 full-year EBITDA as reported by the Company including the burden of turnaround expenses.

7

ELLIOTT STREAMLINE 66

SELLSIDE COMMENTARY ON ELLIOTT'S INVOLVEMENT

" **We agree with Elliott's assessment that there is more upside potential in the refining business, on both capture and on opex, and we think Elliott's presence itself could refocus management towards this business.**"

J.P. Morgan, April 8, 2025

" **Where we agree with Elliott that PSX is undervalued - at current levels we see no value for refining in the share price** at current levels, under our integrated DCF analysis**.**"

Wolfe Research, April 25, 2025

" **We prefer a spin, or large selldown of non synergistic assets as we believe the volatility in Refining EBITDA swamps growth in more stable premium segments, keeping stability seeking midstream investors away.** (To illustrate, since 2014 PSX total EBITDA/yr varied between <$2B and $15B due largely to Refining; midstream totals ~$4b and grows by ~$0.3b/yr)…**We maintain our Buy rating since we believe PSX has significant underappreciated value to monetize with potential asset sales, as well as growth in premium segments..**"

Bank of America, April 25, 2025

" Despite the noise, **expect that Elliott's pressure to execute on these targets will be a strong positive for the stock**."

Piper Sandler, November 29, 2023

" We think PSX's 1Q25 results will have a mixed impact on near-term share price performance. On one hand, the earnings miss and poor refining and RD operations were disappointing and could lead to lower share prices. **On the other hand, the market may interpret the bad news as good news because it will give more support to Elliott's case and thus provide a potential catalyst to the shares.**"

Scotiabank, April 25, 2025

" **We suspect Elliott's updated position will result in PSX having to find additional ways to close the refining performance gap vs large cap peers or explain why that performance is due to factors out of its control.** It is unclear if PSX will be open to restructuring given its recent push to grow M/S. **Out of the options Elliott laid out, a M/S spin seems like easiest to execute…A sale could be a more beneficial outcome, though requires a willing suitor.**"

T.D. Cowen, February 12, 2025

" Here Elliott sees Midstream assets as potentially worth ~$50B, assuming a ~10x multiple on synergized '26E EBITDA... **We agree with Elliott on valuation disparity.**"

Citi Research, February 13, 2025

Note: Emphasis added for all quotes globally through the presentation.

SELLSIDE COMMENTARY ON ELLIOTT'S INVOLVEMENT (CONT.)

" Elliott renewed its call, first made in November 2023, for PSX to close its EBITDA/bbl gap vs. peers including VLO and MPC on a like-for-like basis. The firm notes the gap has widened since its engagement with the company…**Refining performance certainly has significant room for improvement and is key to improving SOTP as well as to addressing investor concerns**"

Citi Research, February 13, 2025

" **An activist shareholder, Elliott, can be a positive catalyst for shareholders**. This assumes the simultaneous investment announcement and 6-page action letter **prods PSX's BoD and management to take actions they otherwise might not.**

Wells Fargo, November 29, 2023

" **[We believe] the letter will add a level of accountability for PSX to hit its cost targets. We additionally wonder if PSX will increase focus on capturing commercial opportunities within refining.** We have seen peers do this by optimizing across their footprints rather than on a site or segment basis. **PSX likely has opportunity here**."

T.D. Cowen, December 4, 2023

" **Overall, we think Elliott's involvement should likely be an overall positive for PSX** as an extra push towards the goals the company has already set out."

J.P. Morgan, November 29, 2023

" I think this analysis is important because there is a view out there (and in fact we just had a conversation on this yesterday) that PSX's refining kit isn't nearly as good as peers, which would mean (1) New mgmt wouldn't be able to implement many improvements, and (2) A PSX refining-M&S standalone would trade at a discount. **We have long disagreed on both of these points and have pointed out that PSX's complexity is actually better than MPC and its average refinery size is on par with both MPC and VLO.**"

TPH & Co, April 29, 2025

" **We agree that PSX's midstream does not reflect full value.** We reinstated coverage of PSX in October and can attest that few midstream investors follow it, as it trades predominantly like a refining stock…**selling some midstream assets could unlock value.**"

Bank of America, February 14, 2025

" **Most investors we talked to welcomed Elliott's involvement in PSX** …Investors also believe through a series of constructive dialogue, **Elliott will be able to get a couple of its chosen candidates with strong refining background on PSX's board (a key demand put forward by the activist).**"

UBS, December 1, 2023

SELLSIDE COMMENTARY ON MIDSTREAM SEPARATION

Analysts acknowledge that change is needed to unlock value from midstream and view a spin (or sale) as the most viable pathway to do this.

" **We think the most viable form of unlock would likely come via spin-off of Midstream**….That said, we think it might make the most sense to not include refinery-related assets/EBITDA with the Midstream spin, given the integration with and commercial value to the company's refining business."

J.P. Morgan, February 2025

" However, when [the Company was] pressed on these points, **some of the integration case fell apart**, in our view. For example, **management acknowledged that a midstream spin could be done tax-free.**"

TPH & Co, April 2025

" **We believe the strong valuations and ability for a standalone company to better capture growth opportunities in the sector make a Midstream spin/sale appealing, in our view.**"

T.D. Cowen, February 2025

" **We believe there is room for further divestments within the midstream portfolio** as mgmt looks to monetize non-core non-op assets at an attractive valuation."

Jefferies, December 2024

" In our view, the potential (transformative) investment case for PSX comes down to a question of 1) the potential value uplift of a particular action, and 2) the likelihood of that action taking place. For example, on one end, the monetization of the European retail business is highly likely, but the shareholder impact is relatively modest. **On the other end, a spin/sale of the Midstream business is by far the single largest source of potential value creation ($40B-$45B of proceeds at a potential multiple - 10x - that offers by far the largest multiple uplift/arbitrage), but is also the strategy to which the management has been the most strongly opposed.**"

Piper Sandler, February 2025

" At our theoretical SOTP of $160/share (our DCF-based price objective is $147), **selling some midstream assets could unlock value.**"

Bank of America, February 2025

" **PSX is unlikely to ever receive sufficient credit for much of its marketing and midstream business**…**there is clearly value to be created via disposals**, of which is the initial $3.0B plan is a good start."

Piper Sandler, November 2023

LETTER TO STOCKHOLDERS



Dear Fellow Phillips 66 Shareholder:

Elliott Investment Management L.P. (along with its affiliates, "Elliott") manages funds that together are a top-five shareholder in Phillips 66 (NYSE: PSX) (the "Company"). We are asking for your help to make Phillips 66 a stronger, more valuable company by voting on the **Gold Card** for our four independent, exceptionally qualified director nominees and the governance improvements we have recommended.

We did not make the decision to take our case directly to our fellow shareholders lightly, but were compelled to do so after our attempts to constructively engage with Phillips 66's leadership beginning in late 2023 were repeatedly rebuffed. Over the last 15 years, we have collaborated with **more than 200 companies** to reach mutually beneficial solutions that enhance shareholder value. During this period, we have only had to pursue a U.S. proxy contest to this stage of the process **three other times**, making Phillips 66 an extreme outlier.

Tellingly, Phillips 66 has repeatedly mischaracterized our efforts to work with its Board, going so far as to claim that we have "no genuine interest" in engagement. On April 24, Phillips 66 even published a highly misleading "Letter to Investors and Their Stewardship Teams," accusing Elliott of a lack of transparency and framing this accusation as a series of questions that we have supposedly refused to answer.[1]

In reality, the voluminous set of materials and disclosures that Elliott has published over the course of this campaign contain all of the answers to Phillips 66's misleading "questions," but we thought it might be useful to consolidate the answers in one place for investors – which we have done in an appendix to this letter. The facts – and our track record – put the lie to the Company's false narrative.

We believe the breakdown that led us to this impasse is the result of a deep-seated culture of complacency and blind deference to leadership that has taken root in the Company's boardroom – and only worsened since the Board made CEO Mark Lashier its Chairman in March of 2024. This proxy contest offers a window into how this Board operates: Instead of welcoming new ideas, it rejects them; instead of empowering independent directors, it allows the CEO and Chairman to control the process; instead of being responsive to shareholders, it ignores them; and instead of embracing the support of respected experts, it acts as if it already has all the answers.

In our experience, how a board treats a major shareholder seeking constructive change is a direct reflection of the overall health of a company and its ability to deliver for its investors, employees and partners. **What we're seeing in this proxy contest is not a one-off, but rather a reflection of how Phillips 66's current Board responds when confronted with a challenge. The Company's intransigence at every turn is an illustration of its broken governance culture. In our view, the Company's lackluster performance will not improve until truly objective, independent directors – bringing perspectives that can help rectify this culture of insularity and deference – are added to the Board.**

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[1] Phillips66Delivers.com: "Independent Directors of Phillips 66 Issue Letter to Investors and Their Stewardship Teams"



We ask you to consider the following:

- **For months, our requests to meet with Phillips 66's independent directors were repeatedly rejected or ignored.** Despite the Company's public assertions that it remains willing to engage constructively, we were consistently denied the chance to speak with any Phillips 66 directors other than Mr. Lashier. After renewing our calls for change at Phillips 66 last February, the Company insisted that we deal only with Mr. Lashier, his management team and his paid advisors. Specifically, our request that independent directors be included in our March 3 meeting with management was denied, and a private letter we sent subsequently offering to meet with the Company's independent directors was ignored.

- **The Board has been party to broken promises and an insincere self-refreshment process.** After initially agreeing last year to work with Elliott to add two new independent directors to its Board, Phillips 66 dragged its feet for months before reneging on that commitment. This was despite our checking in nearly every other week and providing management with the names of 10 strong independent candidates, including five former CEOs of prominent energy companies. Phillips 66 refused to meaningfully engage: Instead, it offered up a single flawed candidate while failing to share the names of its other candidates as promised. Ultimately, Phillips 66 rejected all but one of our nominees, Robert Pease, while failing to make progress toward adding a second mutually agreed director. It soon became painfully clear that the Company had no intention of fulfilling its commitment, leaving us no choice but to go directly to shareholders.

  When the Company later refused our repeated requests to disclose how many seats would be up for election at the 2025 Annual Meeting in May (after the Company shrank the class of directors up for election by two), we were forced to bring litigation in the Court of Chancery of the State of Delaware to compel Phillips 66 just to release basic information. Only after this legal pressure did the Company abruptly and unilaterally nominate two new directors for election at the upcoming Annual Meeting, Nigel Hearne and Howard Ungerleider, without any efforts at further collaboration.

  The irony is that the Board is now taking credit for how much it "values refreshment" and how it is composed of a group of "change agents." The reality is that none of these reactive changes – the addition of a new director last year, the nominations of Messrs. Hearne and Ungerleider, or the departure of long-tenured directors – would have occurred without pressure from Elliott. For more than a year, Mr. Lashier and the current directors have prioritized entrenching themselves over all else – even if it meant misleading and ignoring shareholders in the process.

- **Mr. Lashier's consolidation of power has harmed Phillips 66.** Since Mr. Lashier's assumption of the combined CEO and Chairman roles, there have been increasingly troubling signs of his undue influence in the boardroom. Before joining the Board, Mr. Pease, the first of what was intended to be two mutually agreed independent director additions, shared with us his very clear view that having a CEO also serve as Board Chair was detrimental to a company in need of change. Then, only a month after joining the Board, he reversed his view and apparently voted for Mr. Lashier to take on both roles.



More recently, when we asked Mr. Pease to speak to us in his role as an independent director, his response was essentially "talk to Mark." Further, once Mr. Lashier became Chairman, progress toward naming a second director slowed and then halted altogether, revealing the Company's lack of good faith in finding a mutually acceptable candidate.

The Board also seems to have refused to put any guardrails around Mr. Lashier's public commentary, which has overwhelmingly tended to favor the interests of Mr. Lashier rather than the broader interests of the Company and its shareholders. Shortly after becoming Chairman, Mr. Lashier told Reuters that "Elliott sees the progress" he and his team had purportedly been making on their targets – which was false, and which forced us to ask Mr. Lashier not to speak on our behalf.[2] Throughout 2024, Mr. Lashier continued to claim that acceptable progress was being made toward hitting the targets, when in reality the Company was falling well short of its promised ~$14 billion 2025 mid-cycle EBITDA target, primarily due to weak operating performance in refining. And following the publication of our materials in February 2025, Mr. Lashier began vehemently defending the Company's existing conglomerate structure – well before the Board could have possibly conducted an independent analysis or consulted other shareholders for their views. In April, he even doubled down in a media interview by saying "We can be bigger."[3]

This type of focus on "empire building" – rather than maximizing returns – may be good for Mr. Lashier, but it is dramatically out of sync with what shareholders demand.

- **Phillips 66's commitment to de-staggering the Board rings hollow.** Phillips 66 maintains a classified board structure, which insulates directors from accountability to shareholders and is sorely out of step with corporate governance best practice. While claiming to support an elimination of this structure, the Company knows that proposals to address this governance defect – which have consistently received near-unanimous support (~99% in 2023) among those shareholders who have voted – require an 80% threshold of all outstanding shares, not just voted shares, to pass. This high hurdle is a legacy of the governance provisions Phillips 66 put in place when it established the classified board structure – yet another example of the Company's poor governance.

  To overcome the 80% quorum obstacle, Elliott put forward a non-binding proposal calling for the Board to adopt an annual election policy asking each director to commit to a one-year term and stand for election at each Annual Meeting. Incredibly, Phillips 66's leaders have come out against this proposal, going so far as to falsely call it illegal – despite, by definition, it being impossible for a voluntary policy to be illegal. Instead, the Company is asking shareholders to keep trying the same approach to de-staggering the Board that has repeatedly failed before and "hope for the best."

  Multiple governance experts, including respected professors from Yale University and Dartmouth College, have criticized the Company's actions and dubious justifications for its opposition to our proposal.

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[2] Reuters: "Activist Elliott has accepted Phillips 66's performance goals, CEO Lashier says"
[3] Bloomberg News: "Phillips 66 Hits Back at Elliott Activism in Proxy Filing"



As Professor Mark DesJardine from Dartmouth stated:

> "This pattern suggests that Phillips 66's Board is using these repeated proposals as a distraction tactic while failing to deliver tangible governance reform that shareholders seem to support. If the desire to declassify is genuine, one would think the Board would accept the remedy that Elliott has proposed."[4]

And Yale Professor Jonathan Macey wrote:

> "The problem with [Phillips 66's] argument is that it ignores the simple fact that directors are free to resign their board positions at any time, and nothing in the Phillips 66 charter or bylaws possibly can be construed as preventing directors from voluntarily offering to resign." [5]

Shareholders should be asking whether a board truly interested in good governance would spend more time attacking practical ideas to achieving de-staggering than actually finding solutions to achieve this goal.

- **Phillips 66's attacks on the reputation of energy-industry veteran Gregory Goff confirm that the Company has lost its way.** On April 9, respected industry veteran Gregory Goff, who spent decades at ConocoPhillips and led a highly successful turnaround while CEO of Andeavor, announced he had personally made a $10 million investment in Phillips 66 and was supporting Elliott's value-creation plan.

  Rather than welcome the involvement and expertise of one of the pre-eminent energy executives of our time – and a large shareholder – Phillips 66 greeted the news of Mr. Goff's investment in its stock and his support for our campaign by immediately impugning his motives and questioning his integrity. The Company then escalated these attacks on Mr. Goff, publicly claiming a conflict of interest where none exists and spreading rumors that he must be receiving compensation from Elliott, which is false. In fact, Elliott has been completely transparent about the relationship with Mr. Goff: We have never paid him a cent of compensation.

  Our shared evaluation of the CITGO refining assets via Amber Energy has given us a front-row seat to witness Mr. Goff's strategic skill and knowledge. Phillips 66's assertion that our pursuit of those assets (assets for which our bid was not accepted) presents a conflict of interest is blatantly absurd. Tellingly, we have heard directly from Phillips 66 shareholders that they see through the Company's self-serving claims and view Mr. Goff as an asset who could help Phillips 66 if only it were willing to accept his help – as any company in the sector would when presented with the option of leveraging Mr. Goff's unique skills and experience.

---

[4] CLS Blue Sky Blog: "A New Path to Declassifying Boards: How Shareholders Can Circumvent Charter Roadblocks"
[5] Harvard Law School Forum on Corporate Governance: "Staggered Board Shenanigans at Phillips 66"



It appears that the real reason Phillips 66 denigrated Mr. Goff has nothing to do with his independence from Elliott, and everything to do with his independence from Mr. Lashier and the current Board. This episode is emblematic of the need for change in the Phillips 66 boardroom – instead of welcoming or at least seriously considering input from a proven value-creator like Mr. Goff, the Board's first response was to reflexively dismiss his views and lash out at him.

- **Phillips 66's assertions about our director nominees' lack of experience or independence ring hollow.** Elliott's four independent nominees – Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt – would restore badly needed credibility to the Company's Board, while adding valuable new perspectives. Mr. Coffman brings years of executive refining experience from serving as CEO of Motiva and having run some of Phillips 66's assets while at ConocoPhillips. Mr. Cornelius offers strategic planning expertise as well as decades of operating and finance experience, having served as ConocoPhillips' CFO. Mr. Heim brings proven midstream operating experience as one of Targa Resources' founders and COO. And Ms. Nieuwoudt would add a crucial energy-investor perspective missing from the current Board.

Fixing Phillips 66's broken corporate governance and culture of hostility toward shareholders who advocate for needed changes is a critical element of setting it on a path to a dramatically higher stock price. Only a properly functioning and accountable Board can drive the kind of sustainable value that investors deserve. By voting on the enclosed **Gold Card** for Elliott's four independent nominees – Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt – you can be part of helping deliver this change.

Thank you for your time and consideration.

Respectfully,

Elliott Investment Management



Appendix

Debunking Phillips 66's "Letter to Investors and Their Stewardship Teams"

Please see below for a reproduction in full of Phillips 66's April 24 letter (appearing in the boxed sections) and Elliott's responses to each of its claims:

> ***From Phillips 66's April 24 Letter:***
>
> Dear Phillips 66 Shareholders,
>
> Due to the unique nature of shareholder engagement in 2025 and our concerns with the agenda Elliott is pushing, this letter is written directly to the stewardship teams, proxy advisers and all shareholders who prioritize strong corporate governance. This letter is intended to highlight critical areas for consideration that uniquely pertain to corporate governance, independence and transparency.
>
> It is our strongly held view that two core tenets of best-in-class corporate governance are transparency and independence. Transparency allows shareholders to make informed decisions with full, complete and straight-forward information. Independence ensures that a Board is impartial, unbiased and objective in its pursuit of protecting the interests of all shareholders.
>
> We have been surprised and concerned by the actions taken by Elliott in pursuit of its campaign to break-up Phillips 66. These actions, in our view, reveal a concerning disregard for good corporate governance, raise important questions of independence and demonstrate an alarming pattern of opaque disclosure.
>
> **There are serious questions about Elliott's expectation of director loyalty.**
>
> - Elliott is seeking to replace Bob Pease, a Board member it supported only one year ago.
> - *Does this sudden switch in support, and Elliott's own acknowledgment of its effort to have one-on-one conversations with Bob during the time he has been on our Board, suggest an expectation of loyalty to the activist and its thesis instead of fair evaluation of what is in the best interest of all shareholders?*

Phillips 66's lack of good faith in adopting this "just raising questions" format is on full display from question one, as it opens with a question that Elliott has already answered. In our April 3 letter to shareholders, we wrote:

> We supported Mr. Pease's appointment to the Board, in part because we were encouraged by his outlook on corporate governance. For example, during the interview process with us, **Mr. Pease shared the very clear and widely held view that having a CEO also serve as Board Chair was detrimental to a company in need of change.**



Yet, just one month after Mr. Pease joined the Board, he apparently voted to appoint CEO Mark Lashier to the position of Chairman as well – contrary to governance best practices and to the view he shared with us.

We do not expect any independent directors to owe a duty to one shareholder. We do believe, however, that when they reverse a view on corporate governance that they expressed merely one month before, it is reasonable to question whether they have compromised their independence in deference to the "go along to get along" culture of a boardroom that is badly in need of change.

It becomes even more reasonable to raise these questions when that same director wholeheartedly endorses the Company's performance and strategy during the year that he has served on the Board, despite quantifiable evidence that the Company has underperformed and that its strategy is failing all shareholders.

Regarding our outreach to Mr. Pease on February 18, 2025, we would note that this was the only time we made an effort to speak to Mr. Pease following his appointment to the Phillips 66 Board on February 13, 2024. The sole purpose of this outreach was to offer a conversation after we publicly renewed our calls for change at Phillips 66 that week.

We offered this conversation because we thought it was the courteous thing to do, and because we thought Mr. Pease might be interested in hearing more detail regarding our perspectives on Phillips 66. Mr. Pease declined our offer, asking that all Phillips-related conversations go through Chairman and CEO Mark Lashier. The insinuation that Elliott attempted to have multiple conversations with Mr. Pease to coerce him into carrying out an Elliott agenda is false and deliberately misleading.

See also: Our April 3 letter to shareholders and Slides 9, 62, 118 and 119 of our April 28 investor presentation.

> **From Phillips 66's April 24 Letter:**
> - Elliott, who is compensating its purportedly independent nominees, denied Phillips 66 access to those nominees for interview and evaluation, despite multiple attempts from Phillips 66. In fact, one of Elliott's nominees told representatives of Phillips 66 that he was instructed not to engage directly and instead referred the Board to Elliott itself.
> - *Does this action further reveal an expectation of loyalty rather than true independence?*

No. We clearly indicated in writing to Phillips 66 that we would be happy for the Company to interview our candidates, but only if there was some agreed-upon framework for collaborating on the change Phillips 66 needs. At the time that Phillips 66 reached out to our nominees, there was no framework and thus no assurance that the Company would engage in these meetings in good faith. Given our prior experience with the Company, in which they either passed over or refused to interview 10 highly qualified candidates (including five former energy-company CEOs), we believe these concerns were well-founded.



After Phillips 66 filed its proxy statement on April 7, we realized that our concerns were even more reasonable than we initially thought. As the Company disclosed in the background section of its filing, its Board had already determined on March 14 to nominate Howard Ungerleider and Nigel Hearne to the Board – three days *before* it "initiated outreach by phone to the Elliott nominees." The Company's Board once again was not interested in evaluating our nominees in good faith – as its own filings reveal, this outreach was done simply to create the pretext for the PR stunt you see illustrated in the question above.

Regarding compensation, Elliott agreed to pay each of our nominees up to $100,000, which they have agreed to reinvest into Phillips 66 stock. Providing compensation to candidates during an election contest is standard practice across our engagements and serves no purpose other than to recognize the significant amount of time and effort we ask each candidate to devote to a campaign, while further aligning their interest with the interests of Phillips 66 and other shareholders.

See also: Our April 3 letter to shareholders, Slide 9 of our April 28 investor presentation, the background section of Phillips 66's own proxy statement.

> ### From Phillips 66's April 24 Letter:
> **Elliott's competitive interests merit careful attention.**
> - Elliott's subsidiary, Amber Energy, is in pursuit of a direct Phillips 66 competitor, CITGO. That pursuit has been ongoing for more than a year, and Elliott's most recent bid for CITGO is valued meaningfully above the amount of Elliott's investment in Phillips 66.
> - Elliott's public solicitation materials do not clearly mention its pursuit of CITGO, or that multiple members of the Amber Energy leadership team have been directly involved in soliciting Phillips 66 shareholders.
> - On Elliott's recent podcast episode, John Pike confirmed that the same Elliott professionals on their energy team invest in public equities and private situations. In other words, the same team that is investing in Phillips 66 is also leading the CITGO process.
> - *At what point does pursuit of control of a company while trying influence the strategy of a direct competitor raise conflicts of interest concerns? Has Elliott adequately disclosed this competitive position to Phillips 66 shareholders? Should shareholders have legitimate concerns about how Elliott's interests may differ from those of other Phillips 66 shareholders?*

Elliott has no investment in CITGO, either directly or through Amber Energy. Nor is Elliott, either directly or through Amber Energy, the leading bidder in the CITGO auction process, having been topped by two other parties whose bids came in higher than ours. By contrast, **we have made a multi-billion-dollar investment in Phillips 66**, and we have spent substantial time and effort on a value-creation plan to help improve its performance for the benefit of all of its investors.



In reality, Elliott's involvement in the CITGO auction has been hidden from no one and poses no conflict of interest whatsoever. In fact, our collaboration with highly respected refining-industry executives to explore both the CITGO opportunity and other private opportunities in the energy space speaks to our deep expertise in the sector and the credibility of our views on Phillips 66.

As a top-five shareholder in Phillips 66, we have more at stake in the success of Phillips 66 than practically any other investor, and we are firmly focused on unlocking the substantial long-term upside we see at Phillips 66 for the benefit of all shareholders. We believe it is clear to all involved that Elliott is attempting to strengthen the Company, boost its stock price and improve the performance of its refining assets. Any assertion that Elliott is trying to damage Phillips 66 for the benefit of another hypothetical investment is absurd – as it would mean we would be working against our own financial interests – and accordingly is insulting and deliberately misleading.

See also: Elliott's April 9 and April 10 disclosures to the SEC, our April 9 press release welcoming the support of Greg Goff, and Slide 114 of our April 28 investor presentation.

From Phillips 66's April 24 Letter:

Elliott and affiliated parties have provided misleading, incomplete disclosure.

- The CEO of Elliott's Amber Energy, Gregory Goff, issued a public letter claiming to be merely an investor in Phillips 66 in support of Elliott's campaign. The day prior to this letter, Mr. Goff had entered into an agreement with Elliott where Mr. Goff's solicitation expenses would be paid for by Elliott. Mr. Goff's letter does not mention Amber Energy or its ongoing pursuit of CITGO, and it does not mention this agreement with Elliott.

- *Why is Mr. Goff misleadingly soliciting Phillips 66 shareholders in his capacity as "a 40-year energy industry veteran and shareholder of Phillips 66" and not in his capacity as an interested Elliott employee? More importantly, why was that relationship not fully and clearly disclosed to Phillips 66 shareholders in the letter?*

Here Phillips 66 comically claims a lack of transparency regarding Elliott's relationship with Greg Goff while citing an agreement that was publicly disclosed to the SEC by Elliott and Mr. Goff on the day of Mr. Goff's letter, providing full transparency regarding that relationship.

Hardly anything more needs to be said about the absurdity and bad-faith nature of this accusation other than the following:

- Phillips 66's misleading letter attempts to imply that Elliott's agreement with Mr. Goff somehow compromises his independence. That is false. The agreement merely covers the required confidentiality, regulatory reporting and legal and compliance provisions that are standard when two shareholders agree to cooperate in a campaign for change.

- Phillips 66's misleading letter attempts to conceal from its intended audience the fact that Elliott's press release welcoming Mr. Goff's support explicitly referenced our joint



evaluation of the CITGO opportunity. There was no effort made to hide this fact from anyone.

- Phillips 66's misleading letter veers into the realm of fiction in describing Mr. Goff as "an interested Elliott employee." We have been clear that Elliott has never paid Mr. Goff a cent of compensation – including for anything related to Phillips 66. Amber Energy is an entity we established for the sole purpose of acquiring the CITGO assets, had we been successful. It has no assets and has never made any payments to Mr. Goff or anyone else. Elliott is proud of the fact that we have worked alongside Mr. Goff to evaluate private energy-investment opportunities, but he is not and has never been "an Elliott employee."

The intensity of Phillips 66's attacks on Mr. Goff reflects extremely poorly on the Company and its Board. Rather than welcome the involvement and expertise of one of the energy industry's most highly respected executives – not to mention a 30-year veteran of ConocoPhillips and a large Phillips 66 shareholder who invested $10 million of his own money in the stock – Phillips 66 greeted the news of Mr. Goff's support for our campaign by immediately impugning his motives and questioning his integrity.

The Company subsequently escalated these personal attacks on Mr. Goff, publicly claiming a conflict of interest where none exists, and spreading rumors that he must be receiving compensation from Elliott, which is false. It appears that the real reason Phillips 66 rebuffed Mr. Goff has nothing to do with his independence from Elliott, and everything to do with his independence from Mr. Lashier and the current Board.

See also: Elliott's April 9 and April 10 disclosures to the SEC, our April 9 press release welcoming the support of Greg Goff, and Slide 114 of our April 28 investor presentation.

> **From Phillips 66's April 24 Letter:**
> - A number of Elliott's nominees have close personal ties to Mr. Goff, including decades of direct work experience. Much like everything related to Elliott's Amber Energy, these relationships call into question Elliott's nominees' independence.
> - *Given Amber Energy's role in the campaign against Phillips 66 and Mr. Goff's highly misleading public solicitation, should shareholders have concerns about the honesty of Elliott's disclosures or the independence of Elliott's nominees?*

Again, Phillips 66's tiresome recycling of the same conspiracy theories about Amber Energy and Mr. Goff indicate a management team and Board desperate to change the subject from their own poor performance – and the lack of independence of their own directors, including a chairman who is also the CEO and a lead "independent" director who has served for 13 years.

Elliott has spent considerable effort identifying fiercely independent director nominees with relevant expertise and sufficient credibility to improve the Company's corporate governance. The fact that either Mr. Goff or Elliott knew some of these potential directors – who include seasoned energy-industry leaders – prior to this campaign should surprise no one. In fact, our confidence in our nominees comes from our prior knowledge and observation of their skills and judgment.



See also: Slides 118, 119 and 120 of our April 28 investor presentation.

From Phillips 66's April 24 Letter:

Elliott has put forth illegal corporate governance demands, masked by misleading communications.

- As you know, we are fully committed to declassifying the Board so that each of our directors is up for election each year. Our last attempt to do so received approval from 73% of outstanding shares. With the attention this annual meeting is receiving, we are hoping that voter turnout will be higher than ever to achieve this important governance milestone.

- But unlike Elliott, we want to do so legally, completely and without subjecting the Company to litigation and reputational harm.

- Elliott is asking us to devise a slipshod workaround to declassify the Board in a de facto manner, without obtaining the required stockholder vote to do so. Put simply, if implemented, Elliott's annual resignation proposal would contravene Delaware law, our Company's charter and by-laws and our Board's fiduciary duty to shareholders. Some resignation policies are acceptable, but not those with the specific purpose of evading a corporate charter. We will not establish the dangerous precedent of conveniently disregarding and circumventing our fundamental governing documents.

- Don't just take our word for it – a leading academic has said the proposal is "certainly creative; it is also, for three distinct reasons, illegal."[1] We also received an advisory letter from a top Delaware law firm stating that, by implementing Elliott's proposal, the Board would violate Delaware law and be exposed to potential claims for breaches of fiduciary duty. This leading law firm advised the Board not to implement Elliott's proposal if passed.

- Legal experts have also commented that shareholders are not accustomed to seeing proposals that violate state law because the SEC allows companies to exclude shareholder proposals submitted under Exchange Act Rule 14a-8 that would, if implemented, cause the company to violate applicable law. The difference, here, is that Elliott has included its proposal within *its own* proxy solicitation, which bypasses the SEC's Rule 14a-8 vetting process and allows Elliott to present its proposal at the 2025 Annual Meeting. The Company never had a chance to exclude the proposal, which we believe we would have achieved under Rule 14a-8 based on the legal advice given by a leading Delaware law firm that the Company does not have the power to implement the proposal.

- Do not be misled by Elliott's claims that its mandatory resignation policy is legal because directors are already free to resign at any time, or its statements that its proposal is just voluntary. Any director can choose to resign at any time, but a company policy requiring such resignations to achieve de facto declassification is plainly illegal under well-settled Delaware law and our charter.
  Read for yourself – the plain text of Elliott's proposal is a *requirement*, and the fact that directors can refuse to comply with it does not make it legitimate:



> *"RESOLVED, that stockholders request that the Board adopt an annual election policy for directors, __requiring__ each incumbent director (including directors with terms not set to expire at the next annual meeting) to deliver to the Board a letter of resignation effective at the next annual meeting of stockholders, each year prior to the nomination of director candidates for election at the annual meeting."*
>
> - *Why is Elliott distracting from our actual efforts to declassify in a legal manner? Why does Elliott feel that companies should treat their governing documents as optional? Why does Elliott want shareholders to act as lawyers, rather than submitting its proposal in a manner that would have allowed the SEC to review it for illegality? What Pandora's box would be opened if shareholders approved proposals that companies would have to breach their duties to implement?*

Phillips 66's claims that our non-binding annual-election proposal (Proposal 6) is "illegal" are based on a fundamental mischaracterization. A *policy* by its very nature does not legally bind directors. Further, the Company's self-proclaimed desire to de-stagger its Board is impossible to square with its focus on conjuring a litany of technical legal objections to our **non-binding** proposal – which, after all, simply asks the Company to adopt a policy **that the Company itself would be responsible for drafting**.

If the Company had genuine concerns about the text of our proposed policy, it could commit to working with its legal counsel to draft an annual-elections policy that addressed those concerns. Instead, the Company has focused on leveling false and misleading accusations at Elliott while encouraging its shareholders to pursue a path to de-staggering that is almost certainly doomed to fail – to us, a tacit admission that it does not really want to de-stagger its Board.

The Company's lament that Elliott did not use the Rule 14a-8 process to advance Proposal 6 is another hyper-technical point that has no relevance to the validity of our proposal. The Rule 14a-8 process exists to allow shareholders to have shareholder proposals included in the Company's annual meeting proxy. In a situation like this one where a shareholder has its own proxy statement, it is entirely typical to submit a proposal through the regular process laid out in the bylaws, as the Company is well aware. The Company's focus on this issue, again, is an attempt to contort a technical legal point to distract shareholders and impugn Elliott.

See also: Our April 3 letter to shareholders and slide 115 of our April 28 investor presentation.

> ### From Phillips 66's April 24 Letter:
> **Elliott's lawsuit further exhibits its lack of transparency and preference for theatrics over engagement.**
> - Do not believe Elliott's misleading claims that this Board ever intended to reduce the size of the class standing for election. Unlike Elliott's proposal, which treats our charter as an option, we respect our governing documents and their requirement that our classes be as nearly equal as possible.



> - Had Elliott waited just one more day – until March 26, the date Elliott was entitled to learn about our slate under the universal proxy rules – they would have seen that. Instead, they sought selective disclosure from us about our slate and then filed a lawsuit to compel what we were always planning to do – have four seats up for election this year.
> - *Why did Elliott knowingly file a distracting lawsuit when **it knew** we would reveal our slate **the next day** in accordance with the universal proxy rules? Why did Elliott think it was entitled to selective disclosure?*

The truth is that Phillips 66 willfully ignored our multiple requests to confirm the number of directors that it would put up for election in this year's class. As a result, we were left in the dark for weeks as to whether the Company was maneuvering to reduce the number of directors up for election this year to prevent us from running four candidates.

As a matter of fact and law, had we not filed the lawsuit when we did, we would have seriously damaged our chances of obtaining relief in the event the Company decided to run only two directors. It was the Company's decision to ignore our multiple requests for confirmation that put us in the position of having to bring litigation to protect our legal rights. We were upfront with the Company that we would withdraw the litigation the moment we received that confirmation, but we make no apologies for taking this step to protect both our rights and the rights of all shareholders to a fair election.

See also: Elliott's March 25 press release and slides 63 and 93 of our April 28 investor presentation.

> **From Phillips 66's April 24 Letter:**
> In the spirit of transparency and strong corporate governance, we encourage you to gather all of the facts, assess these questions holistically and independently and reach your own conclusions.
> Sincerely,
> Independent Directors of the Phillips 66 Board of Directors

The fact that each independent director signed off on a letter full of purposefully misleading statements and accusations has made us more certain than ever that significant change is needed on Phillips 66's Board.

MAILED MATERIALS TO STOCKHOLDERS

PHILLIPS 66'S CONGLOMERATE STRUCTURE:
THE WORST OF BOTH WORLDS?

Phillips 66 wants investors to believe that they're getting the "best of both worlds" – the stability of a midstream company and the upside of a refiner. The reality couldn't be more different.

Consider the rhetoric of a self-serving management team clearly focused on empire-building:

CLAIM:

> **We're] having less volatility than refining peers when refining margins flex to the downside, so we get the best of both worlds.**
>
> – **Phillips 66 CEO Mark Lashier**, March 6, 2025

REALITY:

Phillips 66 stock has underperformed during both refining upcycles and downcycles relative to pure-play refining peers like Valero Energy. In other words: all the downside, with much less of the upside.



Legend:
- VLO
- PSX
- Refiner Margin Proxy

SHARE PRICE UNDERPERFORMANCE DURING REFINING MARGIN UPCYCLE[1]

JUST AS MUCH DOWNSIDE DURING REFINING MARGIN DOWNSIDE[2]

DESPITE ITS VALUABLE MIDSTREAM ASSETS, PHILLIPS 66 TRADES LIKE A REFINER

Phillips 66's midstream assets do not receive credit for their full value under the Company's current conglomerate structure. Despite ~40% of EBITDA coming from attractive midstream assets, Phillips 66 continues to trade like a refiner. Shareholders have missed out on the significant stock gains that pure-play midstream companies have enjoyed over the past 18 months.

Note: Refiner Margin Proxy reflects the 12-month forward curve 321 Refining Crack Spread. The 321 Refining Crack Spread assumes that a refiner takes 3 barrels of WTI crude to make 2 barrels of New York Harbor (NYH) gasoline (RBOB) and 1 NYH Ultra-low Sulfur Diesel (ULSD).

[1] Represents indexed share price performance from 1/1/22 – 6/1/22 when the 12M strip on the 321-Crack spread surged from ~$19 / bbl to ~$56 / bbl.

[2] Represents indexed share price performance from the local peak in crack spreads on 2/13/24 to 4/23/2025 when crack spreads fell from ~$30 / bbl to ~$17 / bbl.

WHY PHILLIPS 66'S CONGLOMERATE STRUCTURE DOESN'T WORK

MIDSTREAM ASSETS:

- Appeal to investors looking for stable, long-term growth
- Command premium valuation multiples
- Revenue based on volumes transported, insulated from commodity price swings
- Stability allows for debt-funded growth and capital expenditures

REFINING ASSETS:

- Profit margins fluctuate more with changes in commodity prices, resulting in a lower valuation multiple
- High fixed costs can lead to losses during periods of low prices
- Volatility of earnings requires low leverage on the balance sheet
- Investors expect greater buybacks and dividends when commodity prices are high

INDEXED SHARE PRICE PERFORMANCE VS. REFINING AND MIDSTREAM PEERS[3]



170
160
150
140
130
120
110
100
90
80
70
Nov—23
Jan—24
Mar—24
May—24
Jun—24
Sep—24
Nov—24
Jan—25
Mar—25
Midstream Peers
Refining Peers
PSX

Both are good businesses that can make for good investments. But combining them under one conglomerate structure delivers **the worst of both worlds** – inefficient capital allocation, operations that suffer because of unfocused management teams, and no natural home among investors.



> “ *[The] question we often get is, can you get full credit for the value of a midstream business that should deserve, a much higher multiple embedded in a diversified company that's often perceived to be a refining company?*
>
> – Goldman Sachs, 1/7/25

Source: Bloomberg as of the unaffected date, before Elliott's letter to Phillips 66.

[3] Refining peers reflect VLO and MPC. Midstream peers reflect EPD, MPLX, OKE, and TRGP. Performance shown since 11/28/23, the date before the publication of Elliott's 2023 letter.

CLAIM:

Phillips 66 midstream and refining have valuable synergies and are too integrated to separate.

REALITY:

Management's assertions about synergies are severely overstated. Commercial relationships can be preserved through standard industry contracts – this is routine practice in the energy industry, not a barrier to separation.

Phillips 66 leadership's dogged defense of maintaining an expansive portfolio of businesses suggests a preference for empire-building over maximizing shareholder returns. Elliott's Streamline 66 plan would unlock value currently trapped by Phillips 66's conglomerate structure and refocus management on improving refining-segment operating performance – boosting returns for all shareholders.



STREAMLINE 66 GOLD PROXY CARD
ELLIOTT NOMINEES
FOR
WITHHOLD
OPPOSED PHILLIPS 66 NOMINEES
PROPOSALS

VOTE YOUR SHARES TODAY

Properly evaluating and executing a portfolio simplification will take credible, experienced and independent directors. Use the GOLD universal proxy card to vote for Elliott's four nominees for Phillips 66's Board: Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt.



Scan the QR code for more information on how to vote

ADDITIONAL INFORMATION

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

SOCIAL MEDIA POSTS



Streamline 66  @streamline66 · 5m

Phillips 66 (NYSE: PSX) has chased dilutive midstream M&A while letting its core refining business slide. Michael Heim, Elliott nominee for PSX's Board and Co-Founder, Targa Resources: "Those same dollars could have been spent on reinforcing, expanding their own base operations."

Show more

STREAMLINE 66
PODCAST

Streamline 66  @streamline66 · 1m

Proxy advisor Egan-Jones recommends Elliott's highly qualified board nominees Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt at Phillips 66 (NYSE: PSX). "Urgent change is needed in the boardroom to unlock the Company's full potential." #Streamline66



PROXY ADVISOR EGAN-JONES:

VOTE FOR ELLIOTT'S BOARD NOMINEES AT PHILLIPS 66

STREAMLINE 66

ⓘ Click here for more important information

Proxy Advisor Egan-Jones Backs Elliott's Board Nominees at Phillips 66

WEBSITE MATERIALS



ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

Elliott, which manages funds that together make it a top-five shareholder in Phillips 66 (NYSE: PSX) (the "Company" or "Phillips"), today sent a letter to the Company's shareholders highlighting the continuous poor corporate governance and disingenuous shareholder engagement that Phillips 66 has demonstrated over the more than 18 months that Elliott has sought to work with the Company.

and disingenuous shareholder engagement that Phillips 66 has demonstrated over the more than 18 months that Elliott has sought to work with the Company.

Elliott's Letter to Phillips 66 Shareholders →



STREAMLINE 66 PRESENTATION

Elliott released an investor presentation titled "Streamline 66: Elliott's Perspectives on Value Creation." This presentation highlights the path to unlocking substantial upside by reversing the company's cycle of underperformance. The "Streamline 66" plan would transform Phillips 66 through board enhancements, operational improvements and portfolio simplification.

STREAMLINE 66
Elliott's Perspectives on Value Creation

Download Presentation →



PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE

After years of Phillips 66's (NYSE: PS) stock underperformance and operational missteps, the investor community is fed up with its strategy and leadership – even as it gives high marks to the Company's collection of strong assets and enviable competitive positioning.

PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE
SURVEY OF INSTITUTIONAL INVESTORS RANKS PHILLIPS 66 LAST

Read More →



YOUR VOTE MATTERS

STREAMLINE 66 GOLD PROXY CARD

YOUR VOTE MATTERS
VOTE YOUR SHARES TODAY



The Annual General Meeting of Phillips 66 (the "Company") shareholders is scheduled to be held virtually on May 21, 2025. You can vote your shares using one of the voting options listed below. Elliott urges you to use the **GOLD** universal proxy card or voting instruction form.

How To Vote →

ELLIOTT NOMINEES	FOR	WITHHOLD
Brian S. Coffman	✓	
Sigmund L. Cornelius	✓	
Michael A. Heim	✓	
Stacy D. Nieuwoudt	✓	
OPPOSED PHILLIPS 66 NOMINEES		
A. Nigel Hearne		✗
John E. Lowe		✗
Robert W. Pease		✗
Howard L. Ungerleider		✗

PROPOSALS

- ✓ Strong recommendation to vote "FOR" Proposal 2
- No recommendation with respect to Proposals 3, 4, 5
- ✓ Strong recommendation to vote "FOR" Proposal 6

ELLIOTT'S CASE FOR CHANGE AT PHILLIPS 66

Dear Fellow Phillips 66 Shareholder:

We are writing to you as fellow investors in Phillips 66 (NYSE: PSX) (the "Company"), an energy conglomerate that is falling well short of its potential and is in urgent need of a new direction.

We believe that with resolute and decisive action, Phillips 66 is primed to deliver far greater returns for its shareholders than it has over the past decade. The purpose of this letter is to seek your support for an upgraded Board of Directors that is committed to achieving the performance that shareholders demand and deserve. Your vote on the enclosed **Gold Card** will set in motion a clear plan to improve Phillips 66's operating performance, strengthen Board accountability and increase the value of your investment.

Read Full Letter Here →



ELLIOTT'S PERSPECTIVES ON VALUE CREATION
April 29, 2025
Download Presentation →

NOMINEES

Elliott has nominated four highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.

















Brian S. Coffman

Former CEO of **Motiva Enterprises**
Former SVP of Refining at **Andeavor**

Sigmund L. Cornelius

Former SVP and CFO of **ConocoPhillips**

Michael A. Heim

One of the founders and former
President and COO of **Targa Resources**

Stacy D. Nieuwoudt

Former Energy and Industrials Analyst
at **Citadel**

MATERIALS







Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS DETAILING PHILLIPS 66'S BROKEN CORPORATE GOVERNANCE AND DISINGENUOUS SHAREHOLDER ENGAGEMENT

May 2, 2025

Press Releases

ELLIOTT RELEASES EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE MICHAEL HEIM

April 30, 2025

Press Releases

ELLIOTT MANAGEMENT RELEASES INVESTOR PRESENTATION ON PHILLIPS 66

April 29, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address



    

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other

by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



STREAMLINE 66

Home | Nominees | Podcast | Materials | About Elliott | Contact | How To Vote

PRESS RELEASES



Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS DETAILING PHILLIPS 66'S BROKEN CORPORATE GOVERNANCE AND DISINGENUOUS SHAREHOLDER ENGAGEMENT

May 2, 2025



Press Releases

ELLIOTT RELEASES EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE MICHAEL HEIM

April 30, 2025

ELLIOTT
STREAMLINE 66
Elliott's Perspectives on Value Creation
April 28, 2025



Press Releases

ELLIOTT MANAGEMENT RELEASES INVESTOR PRESENTATION ON PHILLIPS 66

April 29, 2025



Press Releases

ELLIOTT RELEASES FOURTH EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE SIGMUND CORNELIUS

April 22, 2025



Press Releases

ELLIOTT RELEASES BONUS EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH PARTNER JOHN PIKE

April 17, 2025



STREAMLINE 66
PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE
SURVEY OF INSTITUTIONAL INVESTORS RANKS PHILLIPS 66 LAST
EFFECTIVENESS OF CEO

Press Releases

ELLIOTT RELEASES THIRD-PARTY SURVEY RESULTS FINDING THAT PHILLIPS 66 SHAREHOLDERS RANK THE COMPANY LAST IN OPERATIONS, CEO EFFECTIVENESS AND VALUE CREATION

April 16, 2025



Press Releases

ELLIOTT RELEASES SECOND EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE STACY NIEUWOUDT



Press Releases

VETERAN ENERGY EXECUTIVE GREGORY GOFF BACKS ELLIOTT'S PLAN TO UNLOCK VALUE AT PHILLIPS 66



STREAMLINE 66
PODCAST

Press Releases

ELLIOTT LAUNCHES "STREAMLINE 66" PODCAST FEATURING 1:1 CONVERSATIONS WITH ITS BEST-IN-CLASS DIRECTOR NOMINEES







April 15, 2025

April 9, 2025

April 8, 2025

Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS AND MAILS DEFINITIVE PROXY MATERIALS OUTLINING WHY BOARD CHANGE IS NEEDED AT PHILLIPS 66

April 3, 2025

Press Releases

ELLIOTT TAKES LEGAL ACTION TO PROTECT THE RIGHTS OF PHILLIPS 66 STOCKHOLDERS

March 25, 2025

Press Releases

ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR THE BOARD OF PHILLIPS 66

March 4, 2025



Press Releases

ELLIOTT SENDS LETTER AND PRESENTATION TO THE BOARD OF PHILLIPS 66

February 11, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →

















STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed



by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



LETTERS



Letters

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

May 2, 2025



Letters

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

April 3, 2025



Letters

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

March 24, 2025



Letters

ELLIOTT'S LETTER TO THE BOARD OF PHILLIPS 66

February 11, 2025



Letters

2023 LETTER TO THE BOARD

November 29, 2023

SUBSCRIBE TO RECEIVE UPDATES

Email Address →

©2025 Elliott Investment Management L.P. All rights reserved
Privacy Policy | Disclaimer

     

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357

T / (212) 297-0720

E / info@okapipartners.com

Additional Information





PRESENTATIONS



ELLIOTT®
STREAMLINE 66
Elliott's Perspectives on Value Creation
Addendum
May 1, 2025

Presentations

ELLIOTT'S PERSPECTIVES ON VALUE CREATION ADDENDUM

May 2, 2025



ELLIOTT®
STREAMLINE 66
Elliott's Perspectives on Value Creation
April 28, 2025

Presentations

ELLIOTT'S PERSPECTIVES ON VALUE CREATION

April 29, 2025

ELLIOTT®
STREAMLINE 66
WOLFE REFINING CONFERENCE
March 2025



Presentations

STREAMLINE 66 PRESENTATION FOR THE WOLFE REFINING CONFERENCE

March 6, 2025



ELLIOTT®
STREAMLINE 66
ELLIOTT'S VIEWS ON VALUE CREATION AT PHILLIPS 66

Presentations

ELLIOTT'S STREAMLINE66 PRESENTATION

February 11, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →















STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.





KEY ISSUES

THE ISSUES AT STAKE FOR PHILLIPS 66

Explore the key issues driving the Streamline 66 campaign – where Phillips 66 went wrong, how the Company can regain its industry-leading position and boost returns, and what shareholders need to do to enact positive change.

















STREAMLINE 66
PHILLIPS 66'S CONGLOMERATE STRUCTURE: THE WORST OF BOTH WORLDS?
MANAGEMENT'S NARRATIVE MASKS A FLAWED STRATEGY

Read More →

STREAMLINE 66
SANDBAGGING? OR A BROKEN BUSINESS MODEL?
IF YOU CAN'T IMPROVE RESULTS, LOWER EXPECTATIONS?

Read More →

STREAMLINE 66
MARATHON PETROLEUM CASE STUDY
MARATHON DRAMATICALLY OUTPERFORMED ITS U.S. REFINING PEERS AFTER REVIEWING ITS STRUCTURE AND OPERATING PERFORMANCE

Read More →

STREAMLINE 66
MAKES $10M PERSONAL INVESTMENT IN PHILLIPS 66, OFFERS EXPERTISE AND ASSISTANCE

Read More →

STREAMLINE 66
PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE
SURVEY OF INSTITUTIONAL INVESTORS RANKS PHILLIPS 66 LAST

Read More →

STREAMLINE 66
PHILLIPS 66: POOR ASSETS OR POOR LEADERSHIP?
PHILLIPS 66 POSSESSES HIGH-QUALITY ASSETS, BUT THESE ASSETS TODAY LACK FOCUSED LEADERSHIP CAPABLE OF MAXIMIZING THEIR VALUE, COSTING SHAREHOLDERS DEARLY

Read More →

STREAMLINE 66
YOUR VOTE MATTERS, NO MATTER HOW MANY SHARES YOU OWN
VOTE YOUR SHARES
REGISTERED HOLDERS: FOUR WAYS TO CAST YOUR VOTE

Read More →

STREAMLINE 66
A SHOCKING LACK OF AMBITION
PHILLIPS 66 LEADERSHIP IS WILLING TO UNDERMINE ITS OWN STOCK PRICE IN PURSUIT OF SELF-PRESERVATION

Read More →

STREAMLINE 66

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Privacy Policy | Disclaimer



E / cFriedman@elliottmgmt.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

PHILLIPS 66'S CONGLOMERATE STRUCTURE:

THE WORST OF BOTH WORLDS?

MANAGEMENT'S NARRATIVE MASKS A FLAWED STRATEGY

Phillips 66 wants investors to believe that they're getting the "best of both worlds" – the stability of a midstream company and the upside of a refiner. The reality couldn't be more different.

Consider the rhetoric of a self-serving management team clearly focused on empire-building:

CLAIM:

"[We're] having less volatility than refining peers when refining margins flex to the downside, so we get the best of both worlds." – Phillips 66 CEO Mark Lashier, March 6, 2025

REALITY:

Phillips 66 stock has underperformed during both refining upcycles and downcycles relative to pure-play refining peers like Valero Energy. In other words: all the downside, with much less of the upside.



SHARE PRICE UNDERPERFORMANCE DURING REFINING MARGIN UPCYCLE[1]

JUST AS MUCH DOWNSIDE DURING REFINING MARGIN DOWNSIDE[2]

60
Feb-24
Apr-24
Jun-24
Aug-24
Oct-24
Dec-24
Feb-25
Apr-25

Note: Refiner Margin Proxy reflects the 12-month forward curve 321 Refining Crack Spread. The 321 Refining Crack Spread assumes that a refiner takes 3 barrels of WTI crude to make 2 barrels of New York Harbor (NYH) gasoline (RBOB) and 1 NYH Ultra-low Sulfur Diesel (ULSD).

(1) Represents indexed share price performance from 1/1/22 – 6/1/22 when the 12M strip on the 321-Crack spread surged from ~$19 / bbl to ~$56 / bbl.

(2) Represents indexed share price performance from the local peak in crack spreads on 2/13/24 to 4/23/2025 when crack spreads fell from ~$30 / bbl to ~$17 / bbl.

DESPITE ITS VALUABLE MIDSTREAM ASSETS, PHILLIPS 66 TRADES LIKE A REFINER

Phillips 66's midstream assets do not receive credit for their full value under the company's current conglomerate structure. Despite ~40% of EBITDA coming from attractive midstream assets, Phillips 66 continues to trade like a refiner. Shareholders have missed out on the significant stock gains that pure-play midstream companies have enjoyed over the past 18 months.



INDEXED SHARE PRICE PERFORMANCE VS. REFINING AND MIDSTREAM PEERS[3]

Midstream Peers
Refining Peers
PSX

Source: Bloomberg as of the unaffected date, before Elliott's letter to Phillips 66.

(3) Refining peers reflect VLO and MPC. Midstream peers reflect EPD, MPLX, OKE, and TRGP. Performance shown since 11/28/23, the date before the publication of Elliott's 2023 letter.

WHY PHILLIPS 66'S CONGLOMERATE STRUCTURE DOESN'T WORK

MIDSTREAM ASSETS:

- Appeal to investors looking for stable, long-term growth
- Command premium valuation multiples
- Revenue based on volumes transported, insulated from commodity price swings
- Stability allows for debt-funded growth and capital expenditures

REFINING ASSETS:

- Profit margins fluctuate more with changes in commodity prices, resulting in a lower valuation multiple
- High fixed costs can lead to losses during periods of low prices
- Volatility of earnings requires low leverage on the balance sheet
- Investors expect greater buybacks and dividends when commodity prices are high

Both are good businesses that can make for good investments. But combining them under one conglomerate structure delivers **the worst of both worlds** – inefficient capital allocation, operations that suffer because of unfocused management teams, and no natural home among investors.

> "[The] question we often get is, can you get full credit for the value of a midstream business that should deserve a much

"...value of a midstream business that should deserve, a much higher multiple embedded in a diversified company that's often perceived to be a refining company?"

–Goldman Sachs, 1/7/25

CLAIM:

Phillips 66 midstream and refining have valuable synergies and are too integrated to separate.

REALITY:

Management's assertions about synergies are severely overstated. Commercial relationships can be preserved through standard industry contracts – this is routine practice in the energy industry, not a barrier to separation.

Phillips 66 leadership's dogged defense of maintaining an expansive portfolio of businesses suggests a preference for empire-building over maximizing shareholder returns. Elliott's Streamline 66 plan would unlock value currently trapped by Phillips 66's conglomerate structure and refocus management on improving refining-segment operating performance – boosting returns for all shareholders.

Streamline 66 Presentation →

MARATHON PETROLEUM CASE STUDY

There is a strong precedent for creating value by unleashing energy assets trapped in a conglomerate structure: **Marathon Petroleum**. That company's shareholder-focused Board took decisive action to simplify the portfolio and improve operations, driving long-term outperformance.

View Marathon Case Study →


STREAMLINE 66
MARATHON PETROLEUM CASE STUDY
MARATHON DRAMATICALLY OUTPERFORMED ITS U.S. REFINING PEERS AFTER REVIEWING ITS STRUCTURE AND OPERATING PERFORMANCE
MARATHON LEADERSHIP MOVED DECISIVELY TO CREATE A MORE FOCUSED ORGANIZATION AND STRENGTHEN GOVERNANCE

VOTE YOUR SHARES TODAY

Properly evaluating and executing a portfolio simplification will take credible, experienced and independent directors. Use the **GOLD** universal proxy card to **vote for Elliott's four nominees** for Phillips 66's Board: Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt.

How To Vote →


STREAMLINE 66 GOLD PROXY CARD
ELLIOTT NOMINEES
FOR
WITHHOLD
OPPOSED PHILLIPS 66 NOMINEES
PROPOSALS

KEY ISSUES

Explore the key issues driving the Streamline 66 campaign – where Phillips 66 went wrong, how the Company can regain its industry-leading position and boost returns, and what shareholders need to do to enact positive change.



←

SANDBAGGING? OR A BROKEN BUSINESS MODEL?

SANDBAGGING? OR BROKEN BUSINESS MODEL?

Read More →

MARATHON PETROLEUM CASE STUDY

MARATHON PETROLEUM CASE STUDY

Read More →

ENERGY VETERAN GOFF BACKS STREAMLINE 66 PLAN

Read More →

PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE



PHILLIPS 66 SHAREHOLDERS SPEAK OUT

Read More →

→

←

PHILLIPS 66: POOR ASSETS OR POOR LEADERSHIP?

POOR ASSETS OR POOR LEADERSHIP?

Read More →

A SHOCKING LACK OF AMBITION

A SHOCKING LACK OF AMBITION

Read More →

SANDBAGGING? OR A BROKEN BUSINESS MODEL?

SANDBAGGING? OR BROKEN BUSINESS MODEL?

Read More →

MARATHON PETROLEUM CASE STUDY

MARATHON PETROLEUM CASE STUDY

Read More →

→

STREAMLINE 66

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com



E / cFriedman@elliottmgmt.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information